
05003359

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

Commission file number: 000-51014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bay-Vanguard Federal Savings Bank 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BV Financial, Inc.
7114 North Point Road
Baltimore, MD 21219


RECD S.E.C.
FEB - 2 2005
1086


THOMSON
FINANCIAL

REQUIRED INFORMATION

Item 1-3. The Bay-Vanguard Federal Savings Bank 401(k) Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. A copy of the Plan's summary annual report and Schedule I to the Form 5500 Annual Report will be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: January 24, 2005



Edmund T. Leonard